September 2, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	Mr. Craig Wilson Senior Assistant Chief Accountant

Re:	Tyler Technologies, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2004
Filed March 10, 2005
Form 10-Q for the Quarter Ended June 30, 2005
Filed July 28, 2005
Form 8-K
Filed July 28, 2005
File No. 1-10485
Dear Mr. Wilson:
This letter is provided in response to the Staff’s comment letter dated August 16, 2005 addressed to Mr. John S. Marr, Jr., President and Chief Executive Officer of Tyler Technologies, Inc. (the “Company”). We have restated the Staff’s comments and the Company’s response follows each comment.
Form 10-K for the Year Ended December 31, 2004
Item 6. Selected Financial Data
1.	We note that you present a non-GAAP measure (i.e. EBITDA) under this item. Please note that the “Other Data” information should be presented after your “Balance Sheet Data” information to avoid giving that disclosure prominence over GAAP information. Additionally tell us how you have considered the requirement of Item 10(e)(i)(C) of Regulation S-K in disclosing the reasons why you believe that presentation of such non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

Securities and Exchange Commission
September 2, 2005

Company response:
We will exclude the use of EBITDA in future Form 10-K filings and other periodic reports.
We will continue to include EBITDA as a non-GAAP financial measure in our quarterly earnings press releases with the appropriate reconciliations and explanations. In such presentations, we will include an expanded explanation of the reasons why we believe the presentation of this non-GAAP financial measure provides useful information to users of our financial statements. We believe that EBITDA is widely used by investors, analysts, and other users of our financial statements to analyze our operating performance and to compare our results to those of other companies. In addition, we internally monitor and review EBITDA on a consolidated basis as one of the metrics management uses to evaluate Company performance.
Item 7, MD&A and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 16
2.	We note that your capitalized software development costs represent approximately 12% of your total 2004 assets. Please explain to us how you have considered SEC Release No. 33-8350 Section V in determining whether you have made any accounting estimates or assumptions related to your software capitalization policy where:
•	The nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	The impact of the estimates and assumptions on financial condition or operating performance is material.
Company response:
We did consider SEC Release No. 33-8350 Section V in developing our disclosures regarding this critical accounting policy and its potential impact on our accounting policy regarding software capitalization. Our software development cost includes both acquisition related software and internally developed software to be sold. We believe our current disclosures regarding the accounting estimates or assumptions related to our software capitalization policy as provided on pages 16 and 17 are adequate because of the following:
•	Acquisition related intangibles, such as software, are valued with the assistance of a nationally recognized outside appraisal firm.

Securities and Exchange Commission
September 2, 2005

•	Establishment of technological feasibility is not highly subjective or judgmental because we develop software to be sold by frequently leveraging our existing software platforms or existing products. Many of our legacy products have been in the market for 20 years or more and we generally do not commence software development efforts without first determining that there is clear demand for the product in the market.

•	Products developed to be sold are not considered to be completed until all major business processes required of the product have been successfully deployed in a “production environment” at a customer site. In addition, approval of divisional management is necessary to confirm product development is completed, and is subject to review by corporate management, including our chief technology officer. Accordingly, we do not believe that determining when capitalization of software costs ends is highly subjective or judgmental.

•	Our software products historically have long lives; therefore, the maximum life of five years for newly introduced products is not considered high risk.

•	All of our customers are governmental agencies that have a history of retaining our software products for long periods of time, which also supports a maximum five-year product life.

•	Factors normally experienced in the software industry, such as the possible introduction of competing products, the rapid pace of changes in technology and the acceptance of the functionality of software by potential customers are all considered less demanding in the government marketplace as it is generally very risk averse.

•	We monitor customer churn for any indications of impairment. However, historically we experience extremely low customer turnover due to the nature of the local government market.

•	Our primary market for new products and enhancements is our existing customer base. We believe our current disclosure regarding our impairment review process provided on page 17 is adequate.

Securities and Exchange Commission
September 2, 2005

Analysis of Results of Operations and Other
Revenues, page 18
3.	We note that appraisal services revenue consistently and significantly declined over the three reported periods but it appears that you do not address this trend in your results of operations section. Please tell us how you have considered Item 303 (a) (3) of Regulation S-K and SEC Release No. 33-6835 Section III.B in disclosing the trend of declining appraisal service revenues and all other material trends known to you that may affect your liquidity and the results of your future operations.

Company response:

To detect trends that may affect our liquidity and results of future operations, we depend on, among other things, quarterly reporting packages prepared by the divisions’ accounting staffs and approved by senior division management, and on our quarterly financial and operational review conferences. These conferences generally occur one to two weeks before we release our Form 10-Q and approximately one month before we release our Form 10-K and are attended by the chief executive officer, chief financial officer, in-house legal counsel and senior division management. At these conferences each division head presents, among other things, his division’s operating results, current forecast and potential new business prospects.

Appraisal services revenue increased 7% in 2002, and declined 20% and 9% in 2003 and 2004, respectively. In order to explain the significant decrease in 2003 we included charts that provided revenue and estimated completion dates for specific major appraisal services contracts in our analysis of results of operations in our Form 10-Q and Form 10-K filings for the periods from June 30, 2003 through June 30, 2004. These charts also enabled the reader to determine that contracts signed in 2000 and throughout 2001 were being replaced with generally smaller contracts and that the contract periods were extended over a longer period of time. By the end of 2004, many of the larger contracts which began in 2000 and 2001 had been fully completed for a year and we dispensed with the chart in our analysis of results of operations for the year ended December 31, 2004. We did note in our 2004 Form 10-K that larger appraisal contracts were discretionary in nature and that we had not been successful in replacing them with similarly sized projects.

In the first quarter of 2005, we first became informed that one of our largest new appraisal services prospects lacked funding which will probably delay a contract award until late 2005. In addition, in the first quarter of 2005, we reduced the

Securities and Exchange Commission
September 2, 2005

probability assessment of two other prospective large contracts based on lack of progress in the sales cycle. As a result, we added forward-looking information in our Form 10-Q for the quarter ended March 31, 2005, indicating “the appraisal services business is driven in part by revaluation cycles in various states and based on our new business pipeline, we expect that appraisal services revenues will remain at historically low levels for several quarters.” Disclosure regarding the decline in appraisal services revenue was also provided in our Form 10-Q for the quarter ended June 30, 2005. We also issued a Form 8-K on February 3, 2005 that provided earnings guidance and included a statement indicating that we expected appraisal services revenues to decline 25% to 30% in 2005. Therefore, we believe we identified the trend of declining appraisal services revenue sufficiently in our 2004 Form 10-K and through the information that has been provided currently in our Form 10-Q for the quarter ended March 31, 2005 and our Form 10-Q for the quarter ended June 30, 2005.
Item 8. Financial Statements and Supplementary Data
4.	We note that you exclude acquisitions intangibles expense from your costs of sales. Considering that such amortization expense is primarily due to acquired software and customer related intangible assets that appear to be closely related with the generation of revenue, explain why you believe that excluding such amortization expenses from cost of sales results in a proper gross profit presentation. Please tell us how you considered paragraph 8 (i) of SFAS 142 and Question 17 of Staff Implementation Guidance on applying SFAS 86.

Company response:

We first entered the government software technology sector in 1998. Our Company currently consists primarily of divisions that were acquired since that time using the purchase method of accounting. We have historically aggregated amortization from our acquisition intangibles as a single line item outside of costs of revenue but within operating profit. Such amortization included goodwill, customer-related intangibles, software development costs, trademarks and other similar intangible assets. At the time the decision regarding this presentation was made, we noted that other registrants had aggregated acquisition date intangibles amortization and presented them as a single line item outside of costs of revenue for a variety of reasons, one of which is to highlight the non-cash aspects of this charge. Upon the adoption of SFAS 142, which no longer provides for the amortization of goodwill, we continued our past practice described above. In our 2004 Form 10-K on page F-17, Note 7, entitled “Goodwill and Other Intangible Assets,” we present our estimated annual aggregate amortization expense relating to

Securities and Exchange Commission
September 2, 2005

acquisition intangibles for each of the next five years. By separately presenting this aggregate amortization in our consolidated financial statements, we believe we provide our users with transparency regarding this amount and its impact on our present and future operating performance.
For the six months ended June 30, 2005, our amortization expense for acquisition date customer-related intangibles and for acquired software amounted to $976,000 with the remainder allocated to amortizable trademarks. For the year ended December 31, 2004, our amortization expense for acquisition date customer-related intangibles and for acquired software amounted to $2.6 million with the remainder allocated to amortizable trademarks. If we had included acquisition date customer-related intangibles and acquired software amortization in cost of revenue, our gross profit margin for the six months ended June 30, 2004 and the year ended December 31, 2004 would have been 33.9% and 36.4%, respectively compared to reported gross margins of 35.0% and 37.9%, respectively. The amortization expense for customer related intangibles and for acquired software will be less significant in 2005 and subsequent years. Based upon the relative materiality of this presentation, the source of this amortization being from acquisitions, and the greater transparency our past presentation provides, we conclude that no change should be made to our historical presentations. If we consummate another acquisition for which amortization of acquired software and customer related intangibles would materially affect our gross profit margins, we will retroactively reclassify such amounts.
Notes to consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page F-8
5.	We note from your disclosures on page 16 that you derive revenue from multiple element arrangements but it is unclear to us how you establish fair value for each of the elements of such arrangements. To the extent the revenue generated from multiple element arrangements is material please provide the following:
•	Identify the elements included in each material type of multiple element transaction;

•	Indicate how you determined that each element is a separate unit of accounting (refer to EITF 00-21); and

•	Explain how the timing and amount of revenue attributable to individual elements is determined.

Securities and Exchange Commission
September 2, 2005

Company response:
We recognize revenue on our appraisal services contracts using the proportionate performance method of accounting, with considerations for the provisions of EITF No. 00-21, Revenue Recognitions with Multiple Deliverables. The balance of our revenue is related to software arrangements and is recognized pursuant to the provisions of SOP 97-2, Software Revenue Recognition, and its related interpretations. To further clarify the establishment of vendor-specific evidence of fair value for delivered and undelivered elements using the residual method, we will expand our revenue recognition policy discussion in our Form 10-K for the year ended December 31, 2005 to include substantially the following:
We typically enter into multiple element arrangements, which include software licenses, software services, and post-contract customer support (PCS) and occasionally hardware. The majority of our software arrangements are multiple element arrangements, but for those arrangements that include customization or significant modifications of the software, or where software services are otherwise considered essential to the functionality of the software in the customer’s environment, we use contract accounting and apply the provisions of SOP 81-1.
If the arrangement does not require significant modification or customization, revenue is recognized when all of the following conditions are met:
i. persuasive evidence of an arrangement exists;
ii. delivery has occurred;
iii. our fee is fixed or determinable; and
iv. collectibility is probable.
For multiple-element arrangements, each element of the arrangement is analyzed and we allocate a portion of the total arrangement fee to the elements based on the fair value of the element using vendor-specific evidence of fair value (VSOE), regardless of any separate prices stated within the contract for each element. Fair value is considered the price a customer would be required to pay if the element was sold separately. For PCS, we use renewal rates for continued support arrangements to determine fair value. For implementation services, we use the fair value we charge our customers when those services are sold separately. We apply the “residual method” as allowed under SOP 98-9 in accounting for any element of an arrangement that remains undelivered such that any discount inherent in a contract is allocated to the delivered element. Under the residual method, if the fair value of all undelivered elements is

Securities and Exchange Commission
September 2, 2005

determinable, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered element(s) and is recognized as revenue assuming the other revenue recognition criteria are met. In software arrangements in which we do not have vendor-specific evidence of fair value of all undelivered elements, revenue is deferred until fair value is determined or all elements for which we do not have VSOE have been delivered. Alternatively, if sufficient VSOE does not exist and the only undelivered element is services that do not involve significant modification or customization of the software, the entire fee is recognized over the period during which the services are expected to be performed.
The following is a summary of our responses to the Staff’s specific questions:
•	Identify the elements included in each material type of multiple element arrangement:
—	Proprietary software modules

—	Implementation services (generally loading the software, project management, simple data conversions, and training)

—	Other software services for which contract accounting would apply (customization, modifications, and building complex interfaces)

—	Post-contract customer support
•	Indicate how you determined that each element is a separate unit of accounting (refer to EITF 00-21):
—	For our appraisal services contracts, we have referred to EITF 00-21 and have historically concluded that, other than an immaterial amount of computer equipment sold in certain projects, there are no remaining separate accounting units that have value to the customer on a stand-alone basis other than the appraisal services themselves which are comprised of specifically identified activities but the activities are not identical or similar.

—	For software arrangements, we have referred to SOP 97-2 and paragraph 9, which states “Software arrangements may provide licenses for multiple software deliverables (for example, software products, upgrades/enhancements, PCS, or services), which are considered multiple elements.” The vast majority of our software arrangements contain multiple elements and the revenue recognition provisions of SOP 97-2 have been applied to such elements.

Securities and Exchange Commission
September 2, 2005

•	Explain how the timing and amount of revenue attributable to individual elements is determined:
—	Please refer to page F-8 and Note 1 under “Revenue Recognition.”

—	We believe that we have properly disclosed each material type of our multiple element transactions, including the timing and amount of revenue attributable to individual elements as discussed above and in our footnote.
6.	You disclose on pages 16 and 17 that you occasionally reduce your contract price and you perform additional non-contractual services for little or no incremental fee if the customer is dissatisfied with your products or services. Please tell us the nature of the products/services, the amounts recorded and the timing related to such price concessions. Additionally describe how price concessions affect your revenue recognition policy.

Company response:

We generally do not intend to provide price concessions and any concessions we grant have historically been immaterial. It should be noted that:
•	the majority of our software products are mature and stable and do not have a history of failing to function satisfactorily in the customer’s environment;

•	substantially all of our customers sign post-contract customer support agreements;

•	we do not normally grant extended payment terms on our multiple element arrangements and our normal payment terms are net 30;

•	we generally do not include cancellation provisions in our contracts without requiring payment for services performed and products delivered should cancellation occur;

•	our products have successfully been deployed in thousands of government environments and our customers generally request the same level of functionality as neighboring customers that utilize our products; and

•	we generally use the completed contract method for new products until functional acceptance is received.
In a limited number of cases, we encounter a customer who is dissatisfied with some aspect of the software product or our service, and we may offer a “concession” to such

Securities and Exchange Commission
September 2, 2005

customer. In those limited situations where we grant a concession, we rarely reduce the contract arrangement fee, but alternatively may perform additional services, such as additional training or programming a minor feature the customer had in their prior software solution. These amounts have historically been considered nominal.
We estimate that concessions granted in 2004 totaled less than $700,000, or .04% of total revenue of $172.3 million. In addition, $370,000 of those concessions was recorded through the allowance for losses — accounts receivable. For the remaining concessions, the customer was not billed for the additional service and the cost was recorded at the same time as the service was rendered. Accordingly, we have concluded that this activity does not materially impact our historical practice of recognizing revenue.
7.	You disclose on page 16 that you record product warranty provisions. If such amounts are material, please explain the material terms of such provisions, provide us with an analysis of the amounts accrued as compared to the amounts incurred for the period reported and describe how these contingencies affect your revenue recognition. Additionally, tell us how you considered the disclosure requirements under paragraph 14 of FIN 45.

Company response:

Costs incurred under our product warranty provisions are immaterial and nominal and we intend to delete such references to product warranty costs in future filings. We generally do not provide product warranties beyond our written specifications, which are generally verified and tested when installation occurs or shortly thereafter. Our software rarely fails to conform to specification because the majority of our software arrangements consist of mature products that have been deployed in a multitude of similar locations. For our newer products, we defer software revenue recognition until functional acceptance has been objectively determined and in certain cases, we continue to use the completed contract method of revenue recognition.

8.	Please provide us with the following information for the services you recognize revenue based on the proportional performance method:
•	The nature and terms of the service;

•	Any acceptance criteria and customer recourse if such criteria are not met;

•	All deliverables and milestones;

•	The timing of payment and whether such timing is associated with deliverables or milestones; and

Securities and Exchange Commission
September 2, 2005

•	A detailed description of input measures (i.e. hours worked and materials consumed) you use to track progress and output measures you use to track deliverables.
Company response:
Overview
We recognize appraisal services revenue using the proportionate performance method of accounting. For the six months ended June 30, 2005, such revenues amounted to $9.8 million and represented 11.7% of our consolidated revenue for that period.
Local government agencies are responsible for maintaining equity in the property taxation process and, because of the costs of maintaining a staff of real estate appraisers, they frequently outsource this function. One of our divisions is one of the nation’s largest providers of real property appraisal outsourcing services, which can include the physical inspection of commercial and residential properties; data collection and processing; sophisticated computer analysis for property valuation; preparation of tax rolls; and management of arbitration hearings between taxpayers and assessing jurisdictions.
Depending on the size of the jurisdiction, a typical full reappraisal can take from six to thirty-six months to complete. Regardless of the size or complexity of the jurisdiction, the process to complete a reappraisal does not vary significantly from one jurisdiction to another. The more significant factors impacting the cost of a reappraisal include the number of parcels of property to be reappraised and their classification and geographic layout. All contracts are priced based on the requested scope, which can vary from only data collection, to an annual update/reappraisal, to a full reappraisal complete with informal hearings.

Securities and Exchange Commission
September 2, 2005

Nature and terms of the services
The summary overview of our revenue recognition policy for this source of revenue is presented in our 2004 Form 10-K on page F-8 and in Note 1 to our consolidated financial statements under “Revenue Recognition”. In that policy, we detail the typical summary activities needed to complete an appraisal project. Those activities, and the related measurement methods, are summarized as follows:

Primary Activity	Measurement method/unit description
Bonding	Cost with zero profit
Office setup	Cost with zero profit
Training	Days
Routing of map information	Parcels
Data entry	Parcels
Data collected	Parcels
Data verification	Parcels
Informal hearings	Days or parcels
Appeals	Days or parcels
Project management	Days
Revenue recognized is a function of the revenue allocated to each activity and the percent complete of each activity based on the units of measure completed in relation to the total number of units required for that activity.
Acceptance and milestone and deliverable considerations
In a typical contract, a project manager provides the customer with a monthly status report that covers activities accomplished during the month, including parcel counts, data collected or reviewed, routing, and other activities. The customer also normally receives an invoice for the work performed during the month, listing the activities accomplished. Because of the active participation of the customer, dissatisfaction, if any, with the quality of work performed is frequently detected early in the reappraisal process and promptly remedied. We generally do not have any “formal acceptance” clauses in our appraisal services contracts.
In terms of deliverables, we merely physically inspect a parcel and assign a unit value. We collect data for entry into a property record card (“PRC”), which typically includes parcel specific information as to size, dimensions and location. The PRC is typically a computer printout from the customer’s information used to track the items and is used to determine value. At the conclusion of the project, the customer has an updated record of property values.

Securities and Exchange Commission
September 2, 2005

Billing and timing of payment
A majority of our contracts provide that we can invoice as the work is performed. Most of our billings to the customer detail the various activities needed to complete the contract and an associated dollar amount, and the bill indicates the percent complete of each of the activities and the billable amount for that billing period’s progress towards completion. Alternatively, some contracts are billable on an installment basis.
A number of our contracts also contain retainage provisions in which 10% of the bill is withheld, pending completion of informal hearings. We have historically been successful in receiving final payment on such retentions.
Most of our contracts contain termination clauses. Termination for cause is generally allowed for only non-performance under the contract and such an event is very rare. Termination for convenience allows the customer to terminate for any reason, but the terms of our contracts generally provide that we are entitled to payment for the fair value of services performed and products delivered to the date of termination. Thirty days notice of termination must usually be provided.
Discussion of input and output measures
We use standard activity codes and consistent units of measure by activity to track our progress on appraisal contracts. The summary chart presented above under “Nature and terms of the services” depicts the standard activities used to allocate revenue. We use various methods to measure each activity, ranging from input measures such as costs and labor hours, to output measures, such as the amount of data which has been entered and data collected. A significant portion of the revenue we recognize under a typical appraisal contract is derived through the use of “output measures.” We believe that these various measures are reasonable surrogates for contractual performance.
Segment and Related Information, page F-12
9.	It appears that you disclose more than one operating segment under your MD&A section on page 18. You also state there are a number of operating subsidiaries and that separate segment data has not been presented as they meet the aggregation “criteria” as permitted by SFAS 131. Identify each operating subsidiaries/segments and provide financial information for each of these segments (e.g., revenue, gross profit, and net income/loss). Describe in detail the type of information included in reports reviewed by your CODM to evaluate your

Securities and Exchange Commission
September 2, 2005

business performance and to allocate resources among operating subsidiaries/business units/operating segments. Explain how you have concluded that the aggregation criteria of SFAS 131 are applicable (e.g. similar gross margin results by segment). See paragraph 17 of SFAS 131.
Company response:
Overview
We first embarked on our strategy focused on serving the specialized information management needs of local governments nationwide by acquiring stand-alone operating companies beginning in early 1998. Those acquired companies have since been merged into one legal entity, Tyler Technologies, Inc., which is now comprised of six operating divisions (five divisions meet the quantitative definition of a segment). The only reason we have separate divisions is because the Company was built through acquisitions and we have elected to leave the business unit structure in place.
As described in our Summary of Significant Accounting Policies, we provide integrated software systems and related services for local governments. We develop and market a broad line of software products and services to address the information technology needs of cities, counties, schools and other local government entities. The discussion on page 18 provides analysis of particular product solutions rather than reportable segment information. All of our divisions market proprietary application software for “back-office” functions of local and state governments throughout the United States and they all provide related professional services to our customer base. Each division uses similar distribution techniques and development methodologies. Each division is subject to the same market conditions and each is expected to have similar risks and similar opportunities for growth. All of our divisions operate primarily in the United States and are subject to the same regulatory environment. In addition, our divisions have the ability and incentive to sell other divisions’ products, have co-developed software products, shared domain experience, and in some cases, have shared management.
Operating results of our operating divisions
We have separate operating divisions only because this structure was retained following the Company’s acquisition of each respective division. Listed below are the divisions that meet the quantitative definition of an operating segment for which discrete financial information is presented to the Chief Operating Decision Maker (CODM) and the Board of Directors. We have provided 2004 revenues and operating profit (excluding amortization expense relating to acquisition related

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September 2, 2005

intangibles) because those are the two major benchmarks that the CODM and the Board of Directors use in their decision-making and analysis processes.

			Historical Long	Adjusted
	2004	2004	Term Software	Long Term	Long Term
	Revenues	Operating	License Gross	Software License	Services
	(000)	Profit (000)	Margin	Gross Margin (a)	Gross Margin
Division 1	$49,149	$13,487	82%	86%	35%
Division 2	$27,379	$5,196	82%	92%	29%
Division 3	$15,921	$3,159	89%	89%	36%
Division 4	$23,531	$2,473	82%	93%	30%
Division 5	$47,764	$1,993	20%	90%	25%

Note: Long-term margins were calculated from 1999 to 2004 except for Division 3, which was acquired in December 2003. Our other divisions were acquired in 1998 and 1999.
(a)	Adjusted long-term software license gross margins exclude the amortization of software development costs since these costs vary depending on the life cycles of the various products. Amortization of software development costs is generally over five years and is dependent on the timing of new product releases which, over a longer period than our six-year history, would normalize across divisions. For example, Division 5 had significant software amortization expense during the period presented, but its capitalized software will for the most part be fully amortized in early 2006, after which its software license margins are expected to be consistent with the historical average software margins for other divisions.
Information reviewed by the CODM
The CODM reviews monthly financial statements and quarterly financial and operations review presentations to evaluate business performance and to allocate resources among operating divisions. The monthly financial statements presented to the CODM include a consolidating balance sheet and a consolidating income statement presented with a column for each operating division and consolidated totals in a format similar to that used for external financial reporting purposes. Such information does not present separately any information regarding individual products or product lines and their profitability. This information is limited to the categories of revenue that are presented on the face of our externally published income statement (software license revenue, software services, maintenance, appraisal services and other revenues), their related costs of revenue, and selling, general and administrative expenses. On a quarterly basis, we have a financial and operational review conference in which senior management of the five divisions make presentations to senior division management and corporate management covering actual and forecasted operating

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performance. The CODM attends these conferences and reviews the financial presentations, which are highly summarized and do not contain product sales and profitability information. The management conference financial data is compared to budget and prior year actual and includes revenues and operating profit (excluding amortization expense relating to acquisition related intangibles) by division, capital expenditures by division and accounts receivable aging by division.
Conclusion
We believe we meet the aggregation threshold of SFAS 131 because, for each division:
•	the type or class of customers for our products and services are similar;

•	the nature of our products and services are similar;

•	the distribution techniques for our software and services are similar and the development methodologies used by the divisions to develop software are similar;

•	the divisions are subject to the same market conditions and regulatory environments given that they all serve local governments; and

•	the divisions have similar long-term gross margins.
Accordingly, we do not believe separate reporting of division information as segments is required or would add significantly to an investor’s understanding of the Company.
Concentrations of Credit Risk and Unbilled Receivables, page F-13
10.	You disclose on page 16 that, occasionally, you give price concessions to customers. Also, as of December 31, 2004, you disclose unbilled receivables of $11.7 million, which appear to be material as compared to your total receivables. Please tell us how you considered Rule 5-02 (3)(c)(3) of Regulations S-X in disclosing whether a portion of your unbilled amounts represent claims subject to uncertainty of their ultimate realization. Additionally please tell us how you considered disclosing the unbilled amounts that are expected to be collected after one year. See Rule 5-02 (3)(c)(4) of Regulation S-X.

Company response:

In providing this disclosure we did consider the requirements of Rule 5-02 (3)(c)(3) of Regulation S-X. We believe that our current disclosures are adequate. We considered the following in concluding that additional disclosure regarding

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September 2, 2005

uncertainty as to the determination of or ultimate realization of our unbilled receivables was not required.
Our unbilled receivable balance of $11.7 million at December 31, 2004 consists of $1.7 million of retentions and $10.0 million of unbilled receivables from customers in the normal course of business. As discussed in our response to comment number 6, we do not grant material concessions. Our unbilled receivables are routine in nature and are subject to contractual billing schedules. Certain of our customers with relatively large unbilled receivable balances have been past customers with excellent payment histories without receiving concessions. All of our customers are governmental agencies and historically remain as customers for very long periods of time; therefore, we do not consider these receivables high risk. Our customers view our software and services as mission critical. Additionally, as disclosed on page 17 under “Critical Accounting Policies and Estimates – Revenue Recognition” and on page F-13, the termination clauses in most of our contracts provide for the payment for the fair value of products delivered and services performed in the event of an early termination.
No single unbilled receivable is greater than 10% of our total accounts receivable. Approximately 75% of our unbilled receivables at December 31, 2004 were billable by no later than June 30, 2005 under contract billing terms. Although we disclosed $536,000 of retentions expected to be collected in excess of a year, we did not disclose $1.1 million of unbilled receivables that are billable in January 2006 and therefore are expected to be collected in excess of one year. We consider this amount immaterial in relation to our balance sheet as it represents 1.4% of total current assets at December 31, 2004.
Note 7. Goodwill and Other Intangibles, page F-17
11.	We note that you amortize customer related intangibles over a period of 22 years. Please discuss all the factors you considered in concluding that you will be able to derive benefit from the use of such customer intangibles over, what appears an unusually long period, of 22 years.

Company response:

Since we embarked on our multi-phase growth plan focused on serving the software needs of local governments in 1998, we have made a series of acquisitions. We carefully considered the factors to be used in determining the estimated fair value and the useful lives of our acquisition date intangibles, including customer related intangibles.

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September 2, 2005

The factors considered included the following:
•	number of customers, customer turnover and historic length of customer relationships;

•	position of the acquired enterprise in the market and the extent of barriers to entry for competitors;

•	competition; and

•	industry practice.
For each of our divisions, customer turnover in historical periods preceding the acquisition was nearly non-existent; in most cases, it was less than 2% annually. Our continuing experience is that customer turnover remains at similarly low levels. Each of our divisions had a long operating history prior to their acquisition by Tyler and enjoyed (and continues to enjoy) long-term, stable customer relationships, which are generally characteristics of the government software business.
Our market environment is very different from sales of software systems to the private sector. Once a local government purchases and implements one of our systems, it is likely – for budgetary, operational and political reasons – to continue to use that system for a long period of time. While we continually improve our products, local governments are risk-averse and slow to change systems because of technological advancements that may occur. New software license fees and professional service fees for installation, conversion and training are high relative to the annual support/maintenance fees. Switching to another software provider generally entails a significant initial outlay by a customer; therefore, customers face a high barrier to switching software products. The high cost to the government customer of switching to a new product, lower technology requirements of the government sector when contrasted to the private sector, the long-term nature of governmental customer relationships and decision-making, and our strong reputation all combine to produce positive long-term relationships. In addition, local governments do not “go out of business.”
We engaged the services of a nationally recognized outside appraisal firm to assist in determining the value and life of the intangible assets for each of our significant acquisitions. In each case, we assigned useful lives for customer related intangibles that were equal to or shorter than those suggested by the appraisal firm. It should also be noted that we have a policy in place to monitor customer churn on a quarterly basis for possible impairment of customer base and other related acquisition intangibles.
We would also note that a previous comment letter from the Staff dated December 17, 1997 in connection with the filing of preliminary proxy materials related to the

Securities and Exchange Commission
September 2, 2005

acquisitions of two of our more significant software divisions (which we consummated in 1998) addressed, among other items, the proposed amortization periods assigned to our acquisition date intangible assets. We responded in correspondence dated December 31, 1997, noting many of the same factors cited above.
Based on the factors discussed above, including the low customer turnover experience of each of our significant acquisitions, high customer switching costs, and the nature of the government software market and customer relationships, we have concluded that our weighted average estimated useful life of 22 years for customer related intangibles is appropriate.
Form 10-Q for the Quarter Ended June 30, 2005
Item 4. Evaluation of Disclosure Controls and Procedures, page 14
12.	Please confirm to us that you did not have any changes in your internal controls over financial reporting that occurred during the second quarter of 2005 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K and the related Exchange Act Rule 13a-15(d).

Company response:

We did not have any reportable changes in internal controls over financial reporting that occurred during the second quarter of 2005 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. In the first quarter of 2005, we implemented a new payroll system management application and disclosed this change under Item 4 in our Form 10-Q for the quarter ended March 31, 2005.
Report on Form 8-K filed July 28, 2005
13.	Disclosures within the press release should not make references to “pro forma” net income, “pro forma” earnings and “pro forma” earnings per share and per diluted share. The information you have presented throughout the press release should be referred to as “non-GAAP” and not “pro forma.” Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to Item 10(e)(ii)(E) of Regulation S-K.

Securities and Exchange Commission
September 2, 2005

Company response:
The Staff’s comment is noted. We will refer to such information as “non-GAAP” in the future.
Additionally, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information with respect to the foregoing, please contact me at (972) 713-3720. My fax number is (972) 713-3741.
Very truly yours,
Brian K. Miller
Senior Vice President and
Chief Financial Officer